Wyndham Worldwide Corporation

22 Sylvan Way

Parsippany, New Jersey 07054

(973) 753-6000 telephone

(973) 753-6545 facsimile

www.wyndhamworldwide.com

June 19, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Daniel L. Gordon

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wyndham Worldwide Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 15, 2013

File No. 001-32876

Dear Mr. Gordon:

On behalf of Wyndham Worldwide Corporation (the “Company”, “we” and “our”), we transmit herewith for consideration by the staff of the Securities and Exchange Commission (the “Staff”) our response to the comments issued in a comment letter dated June 5, 2013 (the “Comment Letter”) relating to the Form 10-K for the year ended December 31, 2012, filed by the Company on February 15, 2013. For ease of reference and to facilitate the Staff’s review, the heading and numbered paragraph of this letter correspond to the heading and paragraph number contained in the Comment Letter and we have reproduced the text of the Staff’s comment in bold. Capitalized terms used herein have the meanings ascribed to them in the above referenced Company filing.

We are available at your convenience to discuss these matters with you.

Form 10-K for the Fiscal Year Ended December 31, 2012

Issuer Purchases of Equity Securities, page 33

1.	We note the disclosure of annual net cash provided by operating activities less capital expenditures and it appears to be a projection and potentially a non-gaap measure. Please tell us how you considered Items 10(b) and 10(e) of Regulation S-K as it relates to your disclosure requirements.

RESPONSE:

In response to the Staff’s comment, the Company acknowledges that net cash provided by operating activities less capital expenditures is a projection and a non-GAAP measure. Set forth below is an example of the more detailed disclosure the Company proposes to include in future filings:

“We expect to generate annual net cash provided by operating activities less property and equipment additions (which we also refer to as capital expenditures) of approximately $750 million in 2013. During 2013, we anticipate net cash provided by operating activities of $1 billion and net cash used on capital expenditures of $250 million to $260 million. Net cash provided by operating activities less capital expenditures amounted to $796 million during 2012 which was comprised of net cash provided by operating activities of $1 billion less capital expenditures of $208 million. The decrease in the 2013 expected net cash provided by operating activities less capital expenditures of approximately $46 million is related to the higher anticipated spending on capital expenditures during 2013. We believe net cash provided by operating activities less capital expenditures is a useful operating performance measure to evaluate the ability of our operations to generate cash for uses other than capital expenditures and, after debt service and other obligations, our ability to grow our business through acquisitions, development advances, and equity investments, as well as our ability to return cash to shareholders through dividends and share repurchases.”

The foregoing is intended only as an example of proposed disclosure for future filings and is not intended to modify or update the Company’s existing public disclosure.

Results of Operations, page 38

2.	In future filings, please revise your projections of future economic performance to provide the information required by Item 10(b) of Regulation S-K. For example, it is generally not appropriate to present revenue projections without a projection of income and the disclosures accompanying the projections should facilitate investor understanding of the basis for and limitations of projections. Refer to Items 10(b)(2) and 10(b)(3)(i) of Regulation S-K. Please show us your proposed disclosure in your response to our comments.

RESPONSE:

In response to the Staff’s comment, the Company will revise future Form 10-K/10-Q filings to remove the referenced projections of income statement measures such as revenues, depreciation and amortization and net interest expense and related metrics. While the Company believes that its assumptions and resulting projections of income statement measures and related metrics have been reasonable, we believe that we are able to appropriately discuss our future business expectations consistent with Item 303 of Regulation S-K without the need to include such projections of income statement measures and related metrics in our future Form 10-K/10-Q filings. Further, should we determine to include such projections of income statement measures and related metrics in future Form 10-K/10-Q filings, we are mindful of and will provide the accompanying information required by Item 10(b) of Regulation S-K.

3.	In future filings, please revise your EBITDA reconciliation to reconcile EBITDA to net earnings as EBITDA makes adjustments for items that are not included in Income before income taxes. Refer to Question 103.02 of the C&DI Non-GAAP Financial Measures.

RESPONSE:

In response to the Staff’s comment, the Company will revise its EBITDA reconciliation to reconcile EBITDA to Net Income Attributable to Wyndham Shareholders. Set forth below is an example of the EBITDA reconciliation that will be provided in future filings:

Following is a discussion of the 2012 results of each of our segments and Corporate and Other compared to 2011:

	Net Revenues			EBITDA
	2012	2011	% Change	2012	2011	% Change
Lodging	$890	$749	18.8	$272	$157	73.2
Vacation Exchange and Rentals	1,422	1,444	(1.5)	328	368	(10.9)
Vacation Ownership	2,269	2,077	9.2	549	515	6.6

Total Reportable Segments	4,581	4,270	7.3	1,149	1,040	10.5
Corporate and Other (a)	(47)	(16)	*	(104)	(84)	*

Total Company	$4,534	$4,254	6.6	1,045	956	9.3

Less: Depreciation and amortization				185	178
Interest expense				132	140
Early extinguishment of debt				108	12
Interest income				(8)	(24)

Income before income taxes				628	650
Provision for income taxes				229	233

Net income				399	417
Net loss attributable to noncontrolling interest				1	—

Net income attributable to Wyndham shareholders				$400	$417

*	Not meaningful.
(a)	Includes the elimination of transactions between segments.

Definitive Proxy on Schedule 14A

Executive Compensation, page 21

2012 All Other Compensation Table, page 31

4.	We note you indicate in footnote (a) to this Table that you calculate income for personal use of the company aircraft using a standard rate per mile flown. Please tell us whether this benefit is valued on the basis of the aggregate incremental cost to the registrant as required by Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K. We may have further comment.

RESPONSE:

In response to the Staff’s comment, the amount reported for personal use of corporate aircraft in the 2012 All Other Compensation Table was calculated based on standard industry fare level rates used for imputing taxable income to an executive for personal use of a corporate aircraft rather than on the basis of aggregate incremental cost to the Company. Upon review we recognize that this amount should instead reflect the Company’s aggregate incremental cost associated with personal aircraft use together with disclosure of the methodology of such calculation. As a result, the amount reported for the executive’s personal use of corporate aircraft in the 2012 All Other Compensation Table should have been adjusted to reflect the variance shown in the table below. The values of all other perquisites reported in the 2012 All Other Compensation Table are based on the aggregate incremental cost to the Company.

In future filings, the Company will disclose the aggregate incremental cost to the Company of any named executive officer’s personal use of corporate aircraft together with disclosure of the method of calculation. We will therefore replace the current disclosure in footnote (a) to the All Other Compensation Table with the following:

“The value shown for personal use of Company aircraft is the aggregate incremental cost to the Company of such use based on the average variable operating cost per hour flown which includes fuel costs, repositioning, landing and parking fees, catering expenses, and associated air crew lodging and related expenses. Fixed costs that do not change based on usage such as crew salaries, insurance and maintenance are not included.”

In addition, in our 2014 Proxy Statement, we will adjust the applicable “All Other Compensation” amounts reported in the Summary Compensation Table for 2012 and 2011 to reflect the aggregate incremental cost to the Company of personal aircraft use as follows:

	2012 All Other Compensation			2011 All Other Compensation
	Reported ($)	Adjusted ($)	Variance ($)	Reported ($)	Adjusted ($)	Variance ($)
Mr. Holmes	1,428,369	1,471,495	43,126	506,765	505,393	(1,372)
Mr. Hanning	—	—	—	199,300	178,775	(20,525)

In addition, the “Total” amounts reported in the Summary Compensation Table will be revised to reflect the variances noted above. In a footnote to the Summary Compensation Table we will clarify that the adjusted amounts reflect aggregate incremental cost to the Company of personal aircraft use and will specifically quantify the variance resulting from the recalculation of aggregate incremental cost.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me should you require further information or have any questions.

Very truly yours,

/s/ Thomas G. Conforti
Thomas G. Conforti
Chief Financial Officer
Wyndham Worldwide Corporation